Exhibit 99.1

Guardforce AI Announces Preliminary Full Year 2021 Results

~ Provides Initial 2022 Guidance Forecast ~

NEW YORK, January 11, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, today issued preliminary unaudited results for the year ending December 31, 2021 and initial expectations for the year ending December 31, 2022.

For the full year 2021, the Company expects:

●	Net revenue of $33-$35 million, representing a decrease of 9.3% to 14.5% versus 2020.

●	Inorganic revenues (i.e., revenues from companies acquired during the year) of approximately $0.5 million, representing 1.4% of total net revenues.

●	Non-cash revenues (including robotics and cybersecurity) of approximately $0.8 million, representing 2.4% of total net revenues,

For the full year 2022, the Company expects:

●	Net revenue of $55-$60 million, representing growth of more than 66% versus 2021.

●	Inorganic revenues (i.e., revenues from companies expected to be acquired during 2022) of approximately $21 million, representing 36% of total net revenues.

●	Non-cash revenues (including robotics, cybersecurity and other non-cash related security services revenues) are expected to expand to approximately $25.5 million, representing 44% of total net revenues.

Terence Yap, Chairman of Guardforce AI, commented, “As we look towards the future, we are encouraged by the numerous possibilities and opportunities that exist within the global security industry. Throughout 2021, we have remained steadfast in our commitment to our clients, suppliers, staff and other stakeholders as we continue to weather COVID-related challenges. In 2022, we will continue our consolidation strategy to expand our geographical presence, technological capabilities and scale.”

“The guidance we have provided today highlights our commitment and confidence in successfully building a truly integrated security solutions provider,” Yap added. “We will continue to focus on technology related solutions such as robotics, AI and cybersecurity. Our strategy of diversifying revenue streams to mitigate business risk and expand our business via strategic consolidations will continue. We are excited by the opportunities that lie ahead, and we look forward to continuing to execute on our growth strategies to deliver greater value to our shareholders.”

The foregoing expected results are preliminary and remain subject to the completion of normal quarter end accounting procedures and closing adjustments.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforce.ai

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com